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EXHIBIT 99.6

FOR THE YEAR ENDED DECEMBER 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis (MD&A)

(March 5, 2012)

General

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company) for the year ended December 31, 2011. The Company's Consolidated Financial Statements and the financial data included in this MD&A have been prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

All comparisons are between the years ended December 31, 2011 and 2010, unless stated otherwise. All amounts presented are in US$, except where otherwise indicated. Abbreviations used in this MD&A are listed in the section 'Abbreviations and Definitions'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Adoption of International Financial Reporting Standards (IFRS)

Talisman's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) effective at December 31, 2011, the date of the Company's first annual reporting under IFRS. The adoption of IFRS does not impact the underlying economics of Talisman's operations or its cash flows.

Note 4 to the Consolidated Financial Statements contains a detailed description of the Company's adoption of IFRS, including a reconciliation of the Consolidated Financial Statements previously prepared under Canadian generally accepted accounting principles (GAAP) to those under IFRS for the following:

•
Consolidated Balance Sheets at January 1, 2010 and at December 31, 2010;

•
Consolidated Statements of Income, Comprehensive Income (Loss) and Cash Flows for the year ended December 31, 2010; and

•
Consolidated Statements of Shareholders' Equity at January 1, 2010 and December 31, 2010.

The most significant impacts of the adoption of IFRS, together with details of the IFRS 1 exemptions taken, are described in the 'IFRS First-Time Adoption' section of this MD&A.

Comparative information has been restated to comply with IFRS requirements, unless otherwise indicated.

Change in Reporting Conventions

Effective January 1, 2011, the Company changed its reporting currency from C$ to US$. This change to US$ reporting follows the strategic changes of recent years and recognizes the fact that a significant portion of the Company's activities and transactions are conducted in US$. Accordingly, all financial amounts in this MD&A are presented in US$ unless otherwise indicated.

Effective January 1, 2011, the composition of the Company's segments changed such that the activities in the UK and Norway are reported as a single 'North Sea' segment. This change reflects the fact that, since 2011, the UK and Norway businesses each operate a mature set of cash-generating assets sharing similar economic characteristics. Comparative period balances have been restated accordingly.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

COMPANY OVERVIEW

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman's common shares are listed on the Toronto and New York stock exchanges under the symbol TLM.

Unless the context indicates otherwise, references in this MD&A to 'Talisman' or 'the Company' include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of 'Talisman' or 'the Company' to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 31 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. In 2011, Talisman's activities were conducted in four geographic segments for the purposes of financial reporting: North America, North Sea, Southeast Asia and Other. The North America segment includes operations in Canada and the US. The North Sea segment includes operations and exploration activities in the UK and Norway. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and operations in Australia/Timor-Leste. The Company also conducts operations in Algeria, operations and exploration activities in Colombia, and exploration activities in Peru, Poland, Sierra Leone and the Kurdistan region of northern Iraq. For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan region of northern Iraq are referred to collectively as the Other geographic segment.

STRATEGY

Safe, profitable growth is at the heart of Talisman's business strategy, which is designed to deliver 5-10% production growth through the medium term and to lead to the long-term renewal of the Company.

The portfolio includes three categories of assets:

•
Growth will come from both Southeast Asia and shale plays in North America, with a near term focus on liquids-rich opportunities. The Company has substantial growth prospects in the shale business, and Southeast Asia is expected to deliver growth of approximately 8% per year over the medium term;

•
To ensure long-term renewal of the Company, Talisman's international exploration program is focusing on identifying and developing new core areas to provide future growth. In Colombia, for example, the Company is in the process of moving two oil fields from the evaluation phase into commerciality. In Papua New Guinea, the Company will continue with its strategy of proving up material natural gas volumes; and

•
The base is comprised of conventional assets in North America and the North Sea. The primary purpose of the investment in these assets is to maintain the integrity of the assets and sustain steady production that will generate cash for reinvestment elsewhere in the business.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

2011 PERFORMANCE HIGHLIGHTS

•
Net income was $776 million, down 18% due to higher DD&A, lower gains on asset sales, and higher operating expenses and taxes;

•
Production averaged 426,000 boe/d, an increase in underlying production of 9% over the previous year;

•
Proved reserves replacement was 157%. The Company's three-year replacement cost trend continues to improve;

•
Shale volumes in North America more than doubled year over year, to 500 mmcfe/d;

•
The Company commenced drilling in the Duvernay shale play;

•
The non-operated Kitan project was commissioned and started producing oil in October; and

•
The Company drilled a successful well in Papua New Guinea at year-end as part of its gas aggregation strategy and continues its active drilling program in Colombia.

FINANCIAL AND OPERATING HIGHLIGHTS

(millions of $, unless otherwise stated)		2011		2010		2009[1]

		US$		US$		C$

Cash provided by operating activities		2,812		3,144		3,599

Cash provided by continuing operations		2,812		3,144		3,214

Net income		776		945		437

Income (loss) from continuing operations		776		945		(658)

Income from discontinued operations		–		–		1,095

Common share dividends		277		249		229

Per share ($)

Net income		0.76		0.93		0.43

Diluted net income[2]		0.38		0.93		0.43

Income (loss) from continuing operations		0.76		0.93		(0.65)

Income from discontinued operations		–		–		1.08

Common share dividends	US$	0.27	C$	0.25	C$	0.23

Production (mboe/d)		426		417		425

Production from ongoing operations (mboe/d)		426		390		365

Average sales price ($/boe)		65.35		53.80		49.40

Total revenue and other income		8,272		6,982		6,061

Operating costs ($/boe)		14.17		12.44		12.91

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense		2,617		2,275		3,200

Total exploration and development spending		4,142		3,473		3,784

Total assets		24,226		22,094		23,618

Total long-term debt (including current portion)		4,895		4,204		3,780

Cash and cash equivalents, net of bank indebtedness		414		1,653		1,654

Total long-term liabilities		10,745		9,186		9,906

Gross proved reserves additions, net of revisions (before acquisitions and dispositions) – including price revisions (mmboe)[3]		251		271		251

Reserves replacement ratio (before acquisitions and dispositions) – including price revisions[3]		162%		178%		162%

Gross proved reserves (mmboe)[3]		1,488		1,383		1,411

Gross proved reserves additions, net of revisions (before acquisitions and dispositions) – excluding price revisions (mmboe)[3]		243		249		174

Reserves replacement ratio (before acquisitions and dispositions) – excluding price revisions[3]		157%		164%		112%

2009 comparative figures prepared in accordance with Canadian GAAP and in Canadian dollars.

Diluted net income per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options.

3
Calculated pursuant to methodology prescribed by the SEC. See the 'Reserves Replacement' section of this MD&A for method of calculation.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

2011 NET INCOME VARIANCES

(millions of $)

2010 net income	945

Favourable (unfavourable) variances[1]:

Commodity prices[2]	2,121

Production volumes[2]	(157)

Royalties[2]	(645)

Operating expenses	(300)

General and administrative (G&A) expense	(60)

DD&A expense	(161)

Impairment	75

Dry hole expense	(128)

Exploration expense	(53)

Interest on long-term debt	(2)

Share-based payments expense/recovery	522

Gain on disposal of assets	(328)

Gain/loss on held-for-trading financial instruments	(297)

Current taxes (including Petroleum Revenue Tax (PRT))	(305)

Deferred taxes (including PRT)	(338)

Other	(113)

Total variances	(169)

2011 net income	776

1
Variances are before tax except for current and deferred taxes.

2
In the commentary that follows, the term 'sales' refers to the net impact of commodity prices, production volumes and royalties.

The significant variances from 2010 as summarized in the net income variances table are:

•
Higher oil and gas revenue reflecting higher commodity prices;

•
Higher volumes due principally to shale drilling in North America, the startup of new fields in Southeast Asia and the acquisition of Equión Energía Limited (Equión), offset by reduced oil and liquids production in the North Sea due to remediation work and natural decline;

•
Higher royalties primarily resulting from increased commodity prices;

•
Higher operating expenses due principally to higher maintenance costs in the North Sea and Southeast Asia, as well as the startup of new fields and the acquisition of Equión;

•
Higher DD&A expense due to higher production, the startup of new fields in Southeast Asia and the addition of DD&A expense for Colombia;

•
Higher dry hole expense, exploration wells in the North Sea and Southeast Asia being written off during 2011;

•
A share-based payments recovery, relative to an expense in 2010, as a result of changes in Talisman's share price;

•
A decrease in gain on disposal of assets, 2010 having seen an extensive disposition program of North American non-core conventional oil and gas assets;

•
A loss on commodity price derivatives driven by rising oil and liquids prices in 2011, compared to a gain in 2010;

•
Increased current taxes due principally to higher commodity prices and the UK legislative change described in the 'Income Taxes' section of this MD&A; and

•
Increased deferred taxes due principally to the UK legislative change described in the 'Income Taxes' section of this MD&A, which increased deferred taxes by $225 million.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

OPERATIONS REVIEW

Results Summary

Sales of oil, liquids and natural gas in 2011 were $8.2 billion, an increase of 19% from 2010. Oil and liquids revenue increased by $1.1 billion due to higher prices. Natural gas revenue increased by $222 million as increased production was partially offset by lower prices.

In North America, production growth of 13% was offset by lower gas prices resulting in relatively flat sales. While sales were relatively constant, DD&A was higher due to production increases and operating costs declined year-over-year as a result of the transition to shale production.

In the North Sea, sales increased by 16%, the benefit of higher oil and liquids prices being partially offset by lower production. Operating expenses increased as a result of higher maintenance costs.

In Southeast Asia, sales of $1.9 billion were 28% higher than 2010 due principally to higher pricing for both liquids and natural gas. Operating expenses, DD&A and exploration expense increased year-over-year.

Activity in the rest of the world increased following the completion of the acquisition of a 49% interest in Equión in January 2011.

Daily Average Production

	Gross before royalties		Net of royalties
	2011	2010	2011	2010

Oil and liquids (mbbls/d)

North America	23	23	19	18

North Sea	98	113	97	113

Southeast Asia	34	39	17	22

Other	23	14	13	7

	178	189	146	160

Natural gas (mmcf/d)

North America	899	778	803	718

North Sea	52	104	52	104

Southeast Asia	506	485	351	339

Other	34	–	27	–

	1,491	1,367	1,233	1,161

Total Daily Production (mboe/d)

North America	173	153	153	137

North Sea	106	131	106	131

Southeast Asia	119	119	75	78

Other	28	14	17	7

Total (mboe/d)	426	417	351	353

Assets sold

North America	–	27	–	24

From ongoing operations (mboe/d)	426	390	351	329

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Production from ongoing operations increased by 9% over the previous year due principally to increased gas volumes in North America and Southeast Asia, and additional liquids volumes from Colombia as a result of the Equión acquisition in January 2011, partially offset by lower North Sea production. Total production increased by 2% in 2011.

In North America, production from ongoing operations increased by 37%. Natural gas production increased by 41% due principally to successful shale development in the Pennsylvania Marcellus and Montney, where production during the year averaged 413 mmcf/d and 55 mmcf/d, respectively. In the Eagle Ford, production averaged 31 mmcfe/d, of which 2 mboe/d was from liquids.

Production in the North Sea decreased 19% versus a year ago. Reduced natural gas and liquids production in Norway accounts for the majority of the decrease. Although Rev completed its annual turnaround successfully, mechanical issues associated with the maintenance of the gas export line from the host platform delayed the restart of production until the end of the third quarter. In the UK, a full year of production from Auk North and increased operational efficiency at Auk South were offset by natural decline and extended shutdowns for safety-related upgrades. Production from the Tartan platform, which was shut down during the fourth quarter of 2011, is expected to restart in the first quarter of 2012.

In Southeast Asia, natural gas production increased by 4% due principally to better production efficiency at PM-3 CAA and the startup of Jambi Merang in April 2011. Oil and liquids production decreased due principally to natural declines, partially offset by the startup of Kitan in October 2011.

In December 2011, the Suban field within the Corridor Production Sharing Contract (PSC) was unitized with the adjacent Suban Barat PSC in which the Company has no interest, reducing Talisman's interest from 36% to 32.4%. The impact of this unitization is that production is expected to be reduced by approximately 4,500 boe/d until the end of the PSC in 2023.

In the rest of the world, production from Colombia accounted for most of the increase over 2010.

Volumes Produced Into (Sold Out of) Inventory1

	2011	2010

North Sea – bbls/d	(687)	(174)

Southeast Asia – bbls/d	960	108

Other – bbls/d	400	237

Total produced into inventory – bbls/d	673	171

Total produced into inventory – mmbbls	0.2	0.1

Inventory at December 31 – mmbbls	1.9	1.6

1
Gross before royalties.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the 'Daily Average Production' table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Company Netbacks1

	Gross before royalties		Net of royalties
	2011	2010	2011	2010

Oil and liquids ($/bbl)

Sales price	107.04	78.19	107.04	78.19

Royalties	19.69	12.00	–	–

Transportation	1.29	1.15	1.58	1.35

Operating costs	25.72	20.10	31.49	23.74

	60.34	44.94	73.97	53.10

Natural gas ($/mcf)

Sales price	5.92	5.59	5.92	5.59

Royalties	1.24	0.93	–	–

Transportation	0.24	0.28	0.31	0.34

Operating costs	0.98	1.02	1.24	1.22

	3.46	3.36	4.37	4.03

Total $/boe (6mcf=1boe)

Sales price	65.35	53.80	65.35	53.80

Royalties	12.54	8.49	–	–

Transportation	1.39	1.45	1.72	1.73

Operating costs	14.17	12.44	17.68	14.81

	37.25	31.42	45.95	37.26

1
Netbacks do not include pipeline operations.

During 2011, the Company's average gross netback was $37.25/boe, 19% higher than in 2010. Talisman's realized net price of $65.35/boe was 21% higher than 2010, due principally to higher global oil and liquids prices and Southeast Asia gas prices, the majority of which is linked to liquids prices.

The Company's realized net sale price includes the impact of physical commodity contracts, but does not include the impact of the financial commodity price derivatives discussed in the 'Risk Management' section of this MD&A.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Commodity Prices and Exchange Rates

	2011	2010

Oil and liquids ($/bbl)

North America	75.19	62.59

North Sea	110.75	80.13

Southeast Asia	115.82	80.54

Other	110.32	82.69

	107.04	78.19

Natural gas ($/mcf)

North America	3.93	4.79

North Sea	8.62	6.35

Southeast Asia	9.30	6.72

Other	4.22	–

	5.92	5.59

Company $/boe (6mcf=1boe)	65.35	53.80

Benchmark prices and foreign exchange rates

WTI ($/bbl)	95.13	79.53

Dated Brent ($/bbl)	111.27	79.47

Tapis ($/bbl)	117.11	80.81

NYMEX ($/mmbtu)	4.07	4.39

AECO (C$/gj)	3.48	3.82

C$/US$ exchange rate	0.99	1.03

UK£/US$ exchange rate	0.62	0.65

Talisman's realized oil and liquids prices increased by 37%, consistent with the movement in the benchmark price in the Company's primary oil and gas-producing regions. North America natural gas prices decreased by 18%, due to lower benchmark prices and the expiry of the physical commodity contracts which increased the North American reported price by $0.68/mcf in 2010. Most of the contracts expired at the end of 2010. Corridor gas prices averaged $10.06/mcf, where 60% of sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.

Royalties1

	2011		2010
	Rate (%)	$ million	Rate (%)	$ million

North America	13	255	11	217

North Sea	1	25	–	7

Southeast Asia	40	1,236	36	834

Other	43	402	53	215

	19	1,918	16	1,273

1
Includes impact of royalties related to sales volumes.

The corporate royalty rate was 19%, up from 16% in 2010 due to higher commodity prices. In the rest of the world, the acquisition of Equión reduced the royalty rate to 43% in 2011, while the North America rate reflects higher Eagle Ford production.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Unit Operating Expenses1

	Gross before royalties		Net of royalties
($/boe)	2011	2010	2011	2010

North America	7.11	8.65	8.04	9.59

North Sea	33.60	22.91	33.79	22.95

Southeast Asia	8.78	6.67	13.82	10.14

Other	7.07	5.37	11.65	11.39

	14.17	12.44	17.68	14.81

1
Includes impact of production volumes.

Total Operating Expenses

(millions of $)	2011	2010

North America	454	487

North Sea	1,292	1,096

Southeast Asia	372	280

Other	72	27

	2,190	1,890

Total operating expenses increased by $300 million due to higher maintenance costs, the startup of new fields and the acquisition of Equión.

In North America, operating expenses decreased due to the sale of high cost conventional assets in 2010. In the North Sea, operating expenses were higher due to increased maintenance and the weakening of the US$. In Southeast Asia, operating expenses increased due to the startup of the Jambi Merang and Kitan fields and higher well intervention and maintenance costs at PM-3 CAA. The increase in the rest of the world was due to the acquisition of Equión in Colombia.

Unit operating expenses for the Company increased to $14.17/boe due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense

	Gross before royalties		Net of royalties
($/boe)	2011	2010	2011	2010

North America	13.50	12.85	15.26	14.24

North Sea	17.21	16.08	17.31	16.11

Southeast Asia	7.10	6.37	11.22	9.69

Other	11.82	5.53	20.92	11.97

	12.55	11.76	15.28	13.88

Total DD&A Expense

(millions of $)	2011	2010

North America	852	717

North Sea	671	766

Southeast Asia	305	277

Other	121	28

	1,949	1,788

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Total DD&A expense was $2 billion, up 9% from 2010 as a result of higher production volumes in North America, the acquisition of Equión and the startup of a number of fields, partially offset by lower North Sea production.

The DD&A expense in North America increased due to higher shale gas volumes. The DD&A expense in the North Sea decreased due principally to lower production volumes, partially offset by the startup of the Auk North field in November 2010 and higher rates at various fields due to reserve revisions at the end of 2010. In Southeast Asia, the increase was due principally to the startup of Jambi Merang and Kitan. The DD&A expense in the rest of the world increased due to the additional production from Equión.

Unit DD&A expense was impacted by the same factors as noted above with the overall unit DD&A increasing 7% to $12.55/boe.

For additional information relating to DD&A, refer to the 'Application of Critical Accounting Policies and Use of Estimates' section of this MD&A.

Impairment

(millions of $)	2011	2010

Impairment losses

North America	129	116

North Sea	231	164

Southeast Asia	–	21

Other	–	–

	360	301

Impairment reversals

North America	–	–

North Sea	118	–

Southeast Asia	16	–

Other	–	–

	134	–

Net impairment	226	301

During 2011, the Company recorded an impairment expense of $129 million in North America due principally to reduced third party tariffs in the Company's midstream operations and lower conventional natural gas reserves.

Of the $231 million of impairments recorded in the North Sea, $102 million was a result of the change in legislation announced by the UK government in March 2011 described in the 'Income Taxes' section of this MD&A, and $129 million arose due to a reduction in year-end reserves in a field in Norway. An impairment reversal of $118 million was recorded as a result of an increase in year-end reserves in a field in the UK.

An impairment reversal of $16 million in Southeast Asia resulted from an increase in year-end reserves and higher oil prices.

The Yme project in Norway has experienced significant delays and cost overruns. The project is subject to arbitration with the contractor. Management has assessed the project's recoverability based on a range of possible startup dates, arbitration outcomes and completion costs. No impairment writedown of the Yme project was recorded during the year ended December 31, 2011. Management will continue to assess the project's recoverability as new information becomes available. The net carrying value of Yme is approximately $800 million. The net after tax exposure is significantly less than the net carrying value of the project.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Dry Hole Expense

(millions of $)	2011	2010

North America	6	(11)

North Sea	106	70

Southeast Asia	127	31

Other	2	23

	241	113

Dry hole expense includes the write off of unsuccessful exploration wells in the UK, Norway, Indonesia and Papua New Guinea.

Exploration Expense

(millions of $)	2011	2010

North America	70	52

North Sea	40	47

Southeast Asia	208	116

Other	109	159

	427	374

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expense. These costs are expensed as incurred consistent with the successful efforts method of accounting. Exploration expense increased by $53 million relative to 2010 due principally to seismic activity in Papua New Guinea.

Corporate and Other

(millions of $)	2011	2010

G&A expense	431	371

Finance costs	278	276

Share-based payments expense (recovery)	(310)	212

(Gain) loss on held-for-trading financial instruments	210	(87)

Gain on asset disposals	(192)	(520)

Other income	78	107

Other expenses, net	161	72

G&A expense was higher due in part to the running and transition costs associated with new offices in the US and Southeast Asia and the initial costs associated with the outsourcing of certain information system functions.

Finance costs include interest on debt, other finance charges and accretion expense relating to decommissioning liabilities. The total interest expense did not increase significantly from 2010 as the increase in interest relating to the issuance of $600 million 3.75% notes in November 2010 and additional borrowings in the second half of 2011 was offset by the repayment of C$350 million 4.44% medium-term notes in January 2011.

The share-based payments recovery for the year ended December 31, 2011 was $310 million, compared to an expense of $212 million in 2010 due principally to changes in Talisman's share price.

Talisman recorded a loss on held-for-trading financial instruments of $210 million principally related to an increase in the Dated Brent price. See the 'Risk Management' section of this MD&A for further details concerning the Company's financial instruments.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

The 2011 gain on asset disposals arose largely from the sale of a 50% working interest in the Farrell Creek and Cypress A assets to Sasol Limited (Sasol). Refer to the 'Asset Disposals' section of this MD&A. The gain in 2010 arose largely from the disposition of non-core North American conventional gas assets.

Other income includes $53 million of pipeline and processing revenue.

Other expenses includes PP&E derecognition expense, foreign exchange gains and losses, other miscellaneous expenses and a $65 million allowance for a doubtful account, which contributed to the increase in other expenses over 2010.

Income Taxes

(millions of $)	2011	2010

Income before taxes	2,445	1,971

Less: PRT

Current	121	124

Deferred	52	(20)

Total PRT	173	104

	2,272	1,867

Income tax expense

Current income tax	1,320	1,012

Deferred income tax	176	(90)

Income tax expense (excluding PRT)	1,496	922

Effective income tax rate (%)	66%	49%

The $574 million increase in income tax expense (excluding PRT) arises mainly from higher commodity prices, a legislative change in the UK and the revaluation of Norwegian tax pools as a result of the weakening of the NOK relative to the US$.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The Company's effective tax rate is impacted by the mix of income before taxes between high and low rate tax jurisdictions, the revaluation of tax pools denominated in foreign currencies and other non-taxable gains and losses.

In March 2011, the UK government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. Supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%, which remains unchanged. Consequently, there is now a combined corporation tax and supplementary charge rate of 62% for oil and gas companies with fields not subject to PRT and 75% to 81% with fields subject to PRT. As a result of this change, the Company recorded additional current income tax expense of $101 million and a one-time deferred income tax expense of $225 million during 2011.

Additionally, the UK government intends to restrict tax relief for decommissioning expenditures to the 20% supplementary charge rate effective from March 21, 2012. This measure could become substantively enacted in the second or third quarter of 2012, at which time deferred income tax expense would be recorded, estimated by management to be approximately $140 million.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Capital Expenditures

(millions of $)	2011	2010

North America	2,155	1,700

North Sea	1,205	1,117

Southeast Asia	487	442

Other	295	214

Exploration and development	4,142	3,473

Corporate, IS and Administrative	159	78

Acquisitions	1,319	1,530

Proceeds of dispositions	(569)	(2,273)

	5,051	2,808

North America capital expenditures for the year were $2.2 billion, of which $1.8 billion related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus, Montney and Eagle Ford programs. The remaining capital was invested in conventional oil and gas properties.

In the North Sea, capital expenditures of $1.2 billion included $1 billion spent on development projects including Auk South and Auk North in the UK, Yme in Norway and the Claymore replacement compression project in the UK. In addition, $128 million was spent on exploration activity, the majority of which occurred in Norway. A total of seven development wells, three exploration wells and three appraisal wells were drilled during 2011.

In Southeast Asia, capital expenditures of $487 million included $257 million for exploration, with the majority spent on the drilling of exploration wells in Papua New Guinea and Indonesia, and $230 million on development, with the majority spent on development drilling in Corridor and the Jambi Merang and Kitan fields. In 2011, Talisman participated in 33 successful development wells, 14 exploration wells and two appraisal wells.

Capital expenditures in other areas were $295 million, including $138 million on exploration activity in Colombia, Peru, Poland and the Kurdistan region of northern Iraq. Talisman also spent $157 million on development in Colombia and Algeria. During the year, the Company participated in one exploration well, one appraisal well and nine stratigraphic wells in Colombia, one exploration well in Peru, two exploration wells in the Kurdistan region of northern Iraq, two exploration wells in Poland and six development wells in Algeria.

Information related to details and funding of the planned 2012 capital expenditures program is included in the 'Outlook for 2012' section of this MD&A.

ASSET DISPOSALS

Sale of Farrell Creek Interests to Sasol

In March 2011, Talisman completed a transaction creating a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $89 million, which is included in 'Gain on asset disposals' on the Consolidated Statement of Income.

Sale of Cypress A Interests to Sasol

In June 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on asset disposals' on the Consolidated Statement of Income.

Asset sales completed in 2010

During 2010, Talisman completed the sale of oil and gas producing properties in North America with a carrying value of approximately $2 billion for aggregate proceeds of approximately $2.2 billion. The net investment in the Company's Canadian operations was reduced as a result of the transactions occurring in 2010 and, accordingly, $367 million of exchange gains previously accumulated in other comprehensive income were included in the gains of $520 million, which are included in 'Gain on asset disposals' on the Consolidated Statement of Income. Tax of $38 million was recorded in respect of these transactions.

ACQUISITIONS

During 2011, Talisman completed the acquisition of a 49% interest in Equión for cash consideration of $785 million, of which $613 million was paid as a deposit in 2010. Since Equión is a jointly controlled entity, the Company is proportionately consolidating its interest, which is reported in the Other segment.

Also in 2011, the Company acquired undeveloped land in the Alberta Duvernay shale play for approximately $510 million and acquired undeveloped land in the Eagle Ford shale play for approximately $145 million. This is in addition to the Eagle Ford acreage acquired in 2010 for cash consideration of $910 million.

During 2010, Talisman acquired a 25% interest in the Jambi Merang PSC for cash consideration of $183 million. The Company also acquired a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery in Norway for $192 million in cash, with a further cash payment of $15 million occurring in 2011.

RESERVES REPLACEMENT

Disclosure Requirements

As a Canadian public company, Talisman is subject to the oil and gas disclosure requirements of National Instrument 51-101 (NI 51-101) of the Canadian Securities Administrators. In order to provide disclosure comparable to US and international peers, Talisman also provides disclosure in accordance with the disclosure standards of the US Securities and Exchange Commission (SEC).

SEC Reserves

Talisman's gross proved reserves, compiled in accordance with the SEC disclosure requirements using average annual prices, are estimated as follows:

Gross proved reserves	Oil and liquids (mmbbls)	Natural gas (bcf)	Total (mmboe)

At December 31, 2010	509.7	5,236.9	1,382.5

Discoveries, extensions and additions	34.8	1,235.5	240.7

Acquisitions and dispositions	19.2	(58.6)	9.5

Price revisions	12.0	(26.3)	7.6

Other revisions	7.1	(26.2)	2.7

Production	(64.8)	(543.6)	(155.4)

At December 31, 2011	518.0	5,817.7	1,487.6

Talisman added 243.4 mmboe of gross proved reserves compared to production of 155.4 mmboe for a replacement of 157% of 2011 production (see calculation below). North America accounts for the largest increase in reserves as a result of the successful drilling programs in the Pennsylvania Marcellus, Montney and Eagle Ford shale plays. Price-related revisions

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

increased gross proved reserves by 7.6 mmboe, principally related to the Company's North Sea operations. At December 31, 2011, North America, Southeast Asia and the North Sea accounted for 48%, 26% and 21%, respectively, of the Company's total gross proved reserves. Proved undeveloped reserves accounted for 37% of the Company total and 43% in North America at the end of 2011.

The Company uses reserves replacement ratios as an indicator of its ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning, property acquisitions and average prices. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The proved reserves replacement ratios noted above and in the 'Financial and Operating Highlights' section of this MD&A were calculated as follows:

•
157% was calculated by dividing the sum of changes (discoveries, extensions and additions, and other revisions, before acquisitions and dispositions and excluding price revisions) to gross proved reserves during 2011 by the Company's 2011 gross production; and

•
162% was calculated by dividing the sum of changes (discoveries, extensions and additions, price revisions and other revisions, before acquisitions and dispositions) to gross proved reserves during 2011 by the Company's 2011 gross production.

NI 51-101 Reserves

Talisman's gross proved and probable reserves at December 31, 2011, compiled in accordance with the NI 51-101 disclosure requirements using forecast prices, are estimated as follows:

Total gross	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

Proved Developed Producing	260.6	45.5	0.9	946.3	2,154.8	42.5	866.4

Proved Developed Non-Producing	10.0	0.1	–	90.8	195.1	3.4	61.2

Proved Undeveloped	106.9	0.1	5.5	1,639.8	901.3	23.7	559.7

Proved	377.5	45.7	6.4	2,676.9	3,251.2	69.6	1,487.3

Probable	323.6	7.4	1.0	874.8	1,385.4	26.3	735.0

Total Proved Plus Probable	701.1	53.1	7.4	3,551.7	4,636.6	95.9	2,222.3

Information regarding the pricing assumptions used in the preparation of the estimates of NI 51-101 reserves is set forth in Schedule A of Talisman's AIF dated March 5, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Talisman's debt at December 31, 2011 was $4.9 billion ($4.5 billion, net of cash and cash equivalents and bank indebtedness), up from $4.2 billion ($2.6 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2010.

During 2011, the Company generated $2.8 billion of cash provided by operating activities, incurred capital expenditures of $4.3 billion and acquisition expenditures of $893 million, and received proceeds of $527 million from the disposition of assets.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions with cash on hand, cash provided by operating activities, cash proceeds from the disposition of non-core assets (estimated to be $1 billion to $2 billion in 2012), by drawing on the Company's credit facilities and issuing commercial paper.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

On December 5, 2011, Talisman issued 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 ("Series 1 preferred shares") at a price of C$25 per share for aggregate gross proceeds of C$200 million. Net proceeds, after deducting underwriting fees, were C$194 million ($191 million). Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. The first dividend to preferred shareholders of C$0.3136 per share was declared in February 2012 to be paid in April 2012.

The Company has an active hedging program that will partially protect 2012 cash flow from the effect of declining oil prices. See the 'Risk Management' section of this MD&A for further information.

With the exception of the $402 million of debt presented as a current liability relating to the Company's US commercial paper program discussed below, Talisman has no significant debt maturities until 2014.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined in accordance with the Company's debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. Talisman's debt-to-cash flow was 1.39:1 at December 31, 2011 compared to 1.35:1 at December 31, 2010.

Talisman has unsecured bank credit facilities of $4 billion that are fully committed through November 2014. The maturity date of these facilities may be extended from time to time upon agreement between the Company and the respective lenders.

The Company established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. The amount available under the commercial paper program is limited to the availability of backup funds under the Company's bank credit facilities. At December 31, 2011, the amount of commercial paper outstanding was $402 million and the average interest rate on outstanding commercial paper was 0.6%. In addition, $648 million in the form of bankers' acceptances (C$410 million and US$245 million) was drawn on the bank credit facilities at December 31, 2011.

Available borrowing capacity was $3 billion at December 31, 2011.

The Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. At January 1, 2012, letters of credit totaling $1.6 billion had been issued under these facilities, of which $1.1 billion were provided as security for the costs of decommissioning obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the Company's credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2011, approximately 96% of the Company's trade accounts receivable were current and the largest single counterparty exposure, accounting for 17% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value. A $65 million allowance for a doubtful account ($22 million, net of tax) has been made in respect of a 2011 oil sale, which is included in 'Other expense' on the Consolidated Statement of Income.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Talisman's normal course issuer bid expired on December 14, 2011. During the years ended December 31, 2011 and 2010, Talisman did not repurchase any common shares under its normal course issuer bid.

At December 31, 2011, there were 1,031,273,751 common shares outstanding, of which 9,851,281 were held in trust by the Company (see below) resulting in 1,021,422,470 common shares outstanding for accounting purposes. Subsequent to December 31, 2011, 296,153 shares were issued pursuant to the exercise of stock options, with 1,031,569,904 common shares being outstanding at February 28, 2012, of which 9,931,281 were held in trust by the Company resulting in 1,021,638,623 common shares outstanding for accounting purposes.

At December 31, 2011, there were 59,092,044 stock options, 9,461,164 cash units and 11,219,027 long-term performance share units (PSUs) outstanding. Subsequent to December 31, 2011, 61,520 stock options were granted, 296,153 were exercised for shares, 3,033 were surrendered for cash and 943,909 were forfeited, with 57,910,469 outstanding at February 28, 2012. Subsequent to December 31, 2011, 92,240 cash units were granted, 6,531 were exercised and 70,913 were forfeited with 9,475,960 outstanding at February 28, 2012. Subsequent to December 31, 2011, 64,453 long-term PSUs were granted and 137,326 were forfeited, with 11,146,154 outstanding at February 28, 2012.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust. During the year ended December 31, 2011, 5,368,600 common shares were purchased on the open market for $94 million (2010 – 4,482,681 common shares purchased for $81 million). Between January 1 and February 28, 2012, a further 80,000 common shares were purchased on the open market for $1 million.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 17 and 20 to the 2011 audited Consolidated Financial Statements.

SENSITIVITIES

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2012 (excluding the effect of derivative contracts) is summarized in the following table, based on a WTI oil price of approximately $80/bbl, a NYMEX natural gas price of approximately $4.50/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.63.

(millions of $)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	60	130

Natural gas – 60 mmcf/d	15	60

Price changes[1]

Oil – $1.00/bbl	20	35

Natural gas (North America)[2] – $0.10/mcf	20	25

Exchange rate changes

US$/C$ decreased by US$0.01	(5)	(5)

US$/UK£ increased by US$0.02	5	–

1
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the 'Risk Management' section of this MD&A, and note 22 to the Consolidated Financial Statements.

2
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK, Norway and Malaysia/Vietnam and Colombia is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's decommissioning liabilities, debt repayment obligations and significant commitments can be found in notes 15, 17, 18 and 23 to the 2011 audited Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

The following table includes the Company's gross long-term debt, decommissioning obligations, share-based payments, operating and finance leases, property, plant and equipment (PP&E) and exploration and evaluation (E&E) assets commitments and other expected future payment commitments as at December 31, 2011 and estimated timing of such payments:

			Payments due by period1,[2] (millions of $)

Commitments	Recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Gross long-term debt	Yes – Liability	4,895	410	715	545	3,225

Decommissioning liabilities[3]	Yes – Partially accrued	5,035	53	153	339	4,490

Office leases	No	257	52	92	34	79

Vessel leases	No	667	243	216	159	49

Finance lease obligations	Yes – Partially accrued	114	18	36	32	28

Transportation and processing commitments[4]	No	1,564	260	299	278	727

PP&E and E&E assets[5]	No	1,475	991	428	56	–

Other service contracts	No	520	204	190	84	42

Share-based payments[6]	Yes – Liability	244	230	14	–	–

Total		14,771	2,461	2,143	1,527	8,640

1
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2
Payments denominated in foreign currencies have been translated at the December 31, 2011 exchange rate.

3
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5
PP&E and E&E assets includes drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

6
The liability for share-based payments recognized on the balance sheet is based on the Company's year-end stock price or valued at the time of issuance based on the number of stock options, performance share units and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2011. A finance lease relating to the Yme project will be recorded upon first oil production.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

TRANSACTIONS WITH RELATED PARTIES

The compensation of key management personnel, consisting of the Company's directors and executive officers, is as follows:

(millions of $)	2011	2010

Short-term benefits	15	14

Pension and other post-employment benefits	5	4

Termination benefits	4	–

Share-based payments[1]	11	15

	35	33

1
The amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

There were no other transactions with related parties.

RISK MANAGEMENT

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2011, including their respective fair values, are detailed in note 22 to the Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2011, none of which are designated as a hedge:

Two-way collars	Term	bbls/d	Floor/ceiling $/bbl

Dated Brent oil index	Jan-Dec 2012	20,000	90.00/148.36

Dated Brent oil index	Jan-Jun 2012	9,000	90.00/126.93

Dated Brent oil index	Jan-Jun 2012	11,000	90.00/155.16

Dated Brent oil index	Jan-Jun 2012	10,000	90.00/123.08

Dated Brent oil index	Jul-Dec 2012	7,000	90.00/119.26

Subsequent to December 31, 2011, the Company entered into a Dated Brent two-way collar of 3,000 bbls/d for the second half of 2012 with a floor of $90/bbl and a ceiling of $121.35/bbl.

Further details of contracts outstanding are presented in note 22 to the Consolidated Financial Statements.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia (Chevron), Singapore Power and PGN (West Java). Under two sales agreements with Chevron, natural gas sales are at a price equal to 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. The minimum volume commitment under this contract is approximately 346 bcf over the remaining 10-year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of high sulphur fuel oil in Singapore. The minimum volume commitment is approximately 190 bcf over the remaining 12-year life of the contract. Sales from Corridor to PGN for their market in West Java are under long-term contract at a price of approximately $1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 650 bcf over the remaining 12-year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore high sulphur fuel oil spot market in relation to a long-term sales contract in Malaysia, currently scheduled to end in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet future delivery requirements.

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

In conjunction with the issuance of the C$350 million 4.44% medium-term notes in January 2006, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company was effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of $304 million. The cross currency swap was designated as a cash flow hedge. The notes were repaid in January 2011 and the hedge was settled.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

SUMMARY OF QUARTERLY RESULTS

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

		Three months ended

(millions of $, unless otherwise stated)	Annual	Dec. 31	Sep. 30	Jun. 30	Mar. 31

2011

Total revenue and other income	8,272	2,082	1,956	2,234	2,000

Net income (loss)	776	(117)	521	698	(326)

Per common share ($)

Net income (loss)	0.76	(0.11)	0.51	0.68	(0.32)

Diluted net income (loss)[1]	0.38	(0.11)	0.24	0.50	(0.32)

Daily average production

Oil and liquids from ongoing operations (mbbls/d)[2]	178	180	161	175	197

Natural gas from ongoing operations (mmcf/d)	1,491	1,572	1,435	1,470	1,484

From ongoing operations (mboe/d)	426	442	400	420	444

Total (mboe/d)	426	442	400	420	444

2010

Total revenue and other income	6,982	1,863	1,683	1,600	1,836

Net income (loss)	945	(350)	352	572	371

Per common share ($)

Net income (loss)	0.93	(0.34)	0.35	0.56	0.36

Diluted net income (loss)[1]	0.93	(0.34)	0.35	0.50	0.30

Daily average production

Oil and liquids from ongoing operations (mbbls/d)[2]	186	190	175	177	201

Natural gas from ongoing operations (mmcf/d)	1,225	1,313	1,282	1,172	1,130

From ongoing operations (mboe/d)	390	409	389	372	389

Assets sold (mboe/d)	27	8	15	39	46

Total (mboe/d)	417	417	404	411	435

1
Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options.

2
Includes oil volumes produced into inventory, and excludes oil volumes sold out of inventory, for the years ended December 31, 2011 and 2010 of 673 bbls/d and 171 bbls/d, respectively.

During the three-month period ended December 31, 2011, total revenue and other income increased by $219 million over the same period in 2010 due principally to increased commodity prices. The net loss decreased by $233 million due principally to the revenue variance, as well as a decrease in taxes and a decrease in share-based payments expense partially offset by an increase in operating expenses and DD&A.

Also, during the three-month period ended December 31, 2011, the Company:

•
Recorded total production of 442,000 boe/d, up 6% from 2010. Production from ongoing operations was up 8%;

•
Commenced production from Kitan in Australia, which is currently producing 11,000 boe/d;

•
Recommenced production from Claymore in the UK, which had been shut down throughout the third quarter, and shut down the Tartan platform for safety-related upgrades;

•
Issued 8,000,000 preferred shares at C$25 per share for aggregate gross proceeds of C$200 million. Net proceeds after underwriting fees were C$194 million ($191 million); and

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

•
Established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. At December 31, 2011, the amount of commercial paper outstanding was $402 million.

OUTLOOK FOR 2012

Talisman expects exploration and development capital spending to be approximately $4 billion in 2012, a decrease of approximately $500 million from 2011. This reflects a reduction in dry gas expenditure of between $500 million and $600 million and increased spending of $350 million on identified liquids projects. Talisman also expects a reduction in exploration spending in 2012, with greater emphasis on oil and oil-linked opportunities, with shorter term monetization options. In 2012, Talisman will be looking to sell between $1 billion to $2 billion of non-core assets.

The Company expects production growth of up to 5% in 2012 relative to 426,000 boe/d produced in 2011.

North America

Talisman is shifting focus to the liquids-rich opportunities within its portfolio. Talisman expects to grow the Company's liquids production in North America from approximately 25,000 bbls/d in 2012 to over 60,000 bbls/d by 2015.

Capital spending in North America is expected to be approximately $1.8 billion in 2012, which is approximately $400 million lower than 2011, primarily as a result of reducing expenditures on dry gas plays. Over 40% of the program will focus on liquids-rich opportunities. Production from the shale portfolio is expected to range between 630-660 mmcfe/d (105,000-110,000 boe/d).

Spending in the liquids-rich Eagle Ford play in Texas is expected to increase from $350 million in 2011 to approximately $500 million in 2012. The Company plans to ramp up the development of the liquids-rich areas and expects to exit 2012 with 14 rigs, up from 10 at the end of 2011.

In the Pennsylvania Marcellus play, in light of current gas prices, Talisman may reduce activity from 10 operating rigs at year-end to as few as three rigs over the course of 2012. Production is expected to remain relatively flat going forward as Talisman expects to reduce activity in light of natural gas prices. Spending in the Pennsylvania Marcellus is expected to be upwards of $600 million, with significant investment in infrastructure in new parts of the play.

With a four-rig program planned this year, Talisman plans to reduce activity in the Montney play in British Columbia in order to allocate more capital to liquids-rich opportunities. Talisman plans to drill at least six wells as it continues to pilot the liquids-rich Duvernay shale play in Alberta.

Spending in the conventional portfolio is expected to range between $300 million and $350 million, with production relatively flat at 80,000 boe/d, of which 25% is expected to be liquids. Approximately one-third of spending is planned for the liquids-rich Wild River play in Alberta.

Talisman will continue to actively focus its North American conventional portfolio, which could result in the disposition of certain non-core assets. In other areas, Talisman may seek to use third party expertise or resources to accelerate activity and optimize value.

North Sea

Talisman will focus on making improvements in overall operating efficiency in the North Sea. Most of Talisman's production in the North Sea is liquids and the region provided over $600 million of cash to the business in 2011.

Cash capital spending in the North Sea is expected to be $1.2 billion in 2012, roughly the same as 2011. Talisman expects to spend $800 million in the UK, where the major projects are the Monarb and Auk South field redevelopments. Talisman will also continue upgrades to the Claymore platform to increase operating efficiency and drill development wells at Tweedsmuir and Clyde. In Norway, there are a number of infill wells planned at Brage, Veslefrikk, Gyda and Rev.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Talisman expects to continue to invest in its North Sea portfolio to ensure the integrity of installations and to secure the cash flow it generates, but will also seek to reduce exposure somewhat to this mature and relatively volatile business over time, through possible asset sales or farm-out arrangements.

Southeast Asia

Southeast Asia is a self-funding growth area with the majority of Talisman's gas contracts linked to oil price benchmarks.

Spending in Southeast Asia is expected to range between $600 million and $700 million in 2012, including exploration, with over two-thirds of this directed towards development activities. Production averaged approximately 119,000 boe/d in 2011 and is expected to increase slightly in 2012, with a full year of contribution from the Kitan and Jambi Merang fields. The region is expected to deliver, on average, 8% compound annual production growth over the next few years through currently identified projects.

In Vietnam, Talisman sanctioned the offshore HST/HSD development late in 2011, with first oil expected in the second half of 2013.

Elsewhere in the region, there are a number of projects planned at the Corridor field in Indonesia, and Talisman plans to continue its infill drilling program at PM-3 CAA, offshore Malaysia/Vietnam.

International Exploration

A principal focus of the exploration program in 2012 is expected to be Colombia, where production is expected to be 15,000 – 16,000 boe/d, and where Talisman is in the process of moving two fields from the evaluation phase into commerciality.

The exploration budget for 2012 is $600 million, of which one-quarter is planned to be spent in Latin America. The plan is to drill over 10 exploration, appraisal and stratigraphic wells in Colombia this year for $150 million. Talisman has a well in the Akacias field on long-term test producing at 1,500-1,600 bbls/d and one additional well that is encouraging, but which has not yet been tested. An additional $150 million is to be spent on development, for a total capital expenditure of $300 million in Colombia.

In Block CPE-6, Talisman completed a six-well stratigraphic program in 2011 and has commenced a second six-well stratigraphic/appraisal well program in 2012. Talisman has two active rigs in the Piedemonte Block and expects to sanction the Piedemonte expansion by mid-year. In the Foothills region, Talisman expects to complete the drilling of the Huron-2 appraisal well and spud the Huron-3 appraisal well.

There are 10 wells planned for Southeast Asia in 2012, which includes one well drilling over year-end 2011. These wells support ongoing gas aggregation in Papua New Guinea and new opportunities in Vietnam and Malaysia. In February 2012, the Company secured Mitsubishi Corporation as a partner in its strategy to aggregate 2 – 4 tcf of gas in Papua New Guinea, with a view to potential LNG exports of up to three million tonnes per year.

Exploration and appraisal wells are also planned in the North Sea, Peru, Poland and the Kurdistan region of northern Iraq.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment as at December 31, 2011, management has concluded that the Company's internal control over financial reporting is effective.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

The adoption of IFRS impacts Talisman's presentation of financial results and accompanying disclosures. The Company has evaluated the impact of the adoption of IFRS on its processes, controls and financial reporting systems and has made modifications to its control environment accordingly. There have been no significant changes in Talisman's internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Effective January 1, 2012, Talisman implemented a new integrated finance and supply chain application in its North American business and corporate function. The implementation of this new application was not in response to any deficiency in the Company's internal controls, but is the first phase of a project to standardize applications globally.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian Securities Administrators and the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods required.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe, with reasonable assurance, that the Company's disclosure controls and procedures are effective, they do not expect that the Company's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

LITIGATION

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 3 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for PP&E, E&E assets, decommissioning liabilities, the recognition of assets acquired and liabilities assumed upon a business combination and goodwill. The rate at which the Company's assets are depleted, depreciated or otherwise written off and the decommissioning liabilities provided for, with the associated accretion expensed to the income statement, are subject to a number of estimates about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

Reserves Recognition

Underpinning Talisman's estimates and judgments regarding oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices determined by the prices in effect on the first day of each month with a cost profile based on current operations (SEC requirements) or forecast prices and cost assumptions (NI 51-101 requirements). Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported assets, liabilities and net income through the DD&A of the Company's PP&E, impairments and the provision for decommissioning liabilities.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's AIF. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved and probable reserves and their related future net revenue, disclosed pursuant to NI 51-101 requirements.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with other assets being depreciated on a straight-line basis over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned.

E&E assets are not subject to DD&A.

Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable; for example, changes in assumptions relating to future prices, future costs and reserves. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding long-term commodity prices, discount rates, future capital expenditures requirements, reserves determination and life-of-field. E&E assets are also tested for possible impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depreciation charge is adjusted in future periods to allocate the CGU's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

In estimating the possible impairment to PP&E, management estimates fair value based on market information, which consists of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange-quoted prices. Where reliable market information is not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate of 10%.

During the year, the Company recorded a net impairment of oil and gas assets of $226 million (2010 – $301 million).

Goodwill Impairments

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments, except for locations within the 'Other' segment, which are allocated to the

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

relevant countries. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed. No impairment of goodwill was recorded during the year.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value. When the Company acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. The Company allocates the purchase price to identifiable assets and liabilities based on their fair value. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves.

Transaction costs include stamp duty, consulting fees (e.g. legal, accounting and valuation fees) and other integration costs and are expensed as incurred.

Decommissioning Liabilities

Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate. At December 31, 2011, the net present value of the Company's decommissioning liability was $3.0 billion (2010 – $2.6 billion) and is recorded as a liability on the Company's balance sheet. In determining the net present value of the Company's decommissioning liability, management developed a number of possible remediation scenarios to which probabilities were assigned based on management's reasonable judgment. The undiscounted decommissioning obligations were estimated at $5.0 billion at December 31, 2011 (2010 – $4.5 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice. The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a current weighted average credit-adjusted risk free rate of 5.1% (2010 – 5.3%).

The completion of the Equión acquisition resulted in the assumption of decommissioning liabilities having a net present value of $25 million.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of incurring these costs. As an indication of possible future changes in estimated decommissioning liabilities, if all of the Company's decommissioning obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $85 million.

Income Taxes

Current tax is based on estimated taxable income and tax rates, which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity. Based on expectations for the future and available tax-planning strategies, management expects remaining deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as offsets to the tax consequences of future taxable income.

The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 3(n) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs.

Prior to January 1, 2011 in the UK and prior to January 1, 2010 in Canada and Norway, the Company's operations were translated from UK£, C$ and NOK, respectively, into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses arising on translation from UK£, C$ and NOK to US$ were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

As a result of changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK operation is more closely linked to the US$. Accordingly, effective January 1, 2011, this operation has been accounted for as a US$ functional currency entity. As a result, foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its UK subsidiary. Following the change in the functional currency of the UK operation on January 1, 2011, the debt denominated in UK£ was no longer designated as a hedge of Talisman's net investment in the UK and, accordingly, foreign exchange gains and losses are recorded on the Consolidated Statement of Income.

The Company's operations in Canada and Norway are accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its Canadian or Norwegian subsidiaries. The reduction of the net investment in the Canadian subsidiary that occurred during 2010 is described in note 4.9 to the Consolidated Financial Statements.

The remaining foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Effective from the first quarter of 2011, the Company is reporting its financial position and results of operations in US$. The impact of changing the reporting currency from C$ to US$ is presented in note 4 to the Consolidated Financial Statements.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Production Sharing Contract (PSC) Arrangements

A significant portion of the Company's operations outside North America and the North Sea are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership with sales disclosed net of royalties. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 3(p) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheets. Gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

IFRS FIRST-TIME ADOPTION

Talisman's Consolidated Financial Statements as at and for the years ended December 31, 2011 and 2010 represent the first annual financial statements of Talisman prepared in accordance with IFRS, as issued by the IASB and interpretations of the IFRIC effective at December 31, 2011. Previously, Talisman prepared its annual Consolidated Financial Statements in accordance with Canadian GAAP then applicable to publicly accountable enterprises (CGAAP).

Since this is Talisman's initial year presenting its results and financial position under IFRS, the Consolidated Financial Statements have been prepared in accordance with IFRS 1 First-Time Adoption of IFRS.

The adoption of IFRS does not impact the underlying economics of Talisman's operations or its cash flows. The most significant impacts of adoption are from the application of new accounting policies that reset the Company's balance sheet, in particular, the election to use the IFRS 1 fair value as deemed cost exemption, and changes in the accounting for impairments, income taxes, decommissioning liabilities and share-based payments.

The Company's significant accounting policies under IFRS are described in note 3 to the Consolidated Financial Statements.

IFRS 1 Exemptions

The general principle to be applied on first-time adoption of IFRS is that standards in force at the first reporting date (December 31, 2011) should be applied as at the date of transition to IFRS (January 1, 2010) and throughout all periods

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

presented in the first IFRS financial statements. However, IFRS 1 contains a number of exemptions that companies are permitted to apply. Talisman elected to apply the following exemptions:

•
To measure certain properties at fair value at January 1, 2010 and use those fair values as deemed cost at that date;

•
To apply a modified approach in calculating the retrospective cost component of PP&E relating to the Company's decommissioning liabilities. Under the modified approach, decommissioning liabilities are re-measured at the date of transition to IFRS under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and amounts to be included in the related assets are estimated by discounting the liabilities to the date at which the liabilities first arose using the best estimates of the historical credit risk-adjusted discount rates. The related accumulated DD&A is then calculated based on the current estimates of the useful lives of the assets;

•
To apply IFRS 3 Business Combinations prospectively and not restate business combinations that occurred prior to January 1, 2010;

•
To not apply IFRS 2 Share-Based Payments to equity awards that vested and liability awards that settled prior to January 1, 2010;

•
To recognize cumulative unrecognized net actuarial losses on employee future benefits in opening retained earnings as at January 1, 2010. Also, to prospectively disclose required benefit plans amounts under IAS 19 Employee Benefits as the amounts are determined for each accounting period from January 1, 2010 instead of the current annual period and previous four annual periods; and

•
To apply IAS 23 Borrowing Costs prospectively from January 1, 2010 and derecognize the carrying value of capitalized borrowing costs recorded under Canadian GAAP as at January 1, 2010.

Reconciliation from Canadian GAAP to IFRS

In preparing the Consolidated Financial Statements, the Company adjusted amounts reported previously in its Consolidated Financial Statements prepared under Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS affected the Company's financial position, results of operations and cash flows, including the reconciliations required by IFRS 1, is presented in note 4 to the Consolidated Financial Statements. Summaries of the impacts of IFRS adoption on the Company's financial position at January 1, 2010 and its financial results for the year ended December 31, 2010 follow.

Impact on Financial Position at January 1, 2010

The following table summarizes the adjustments made to report the Company's financial position in US$ and to reset the opening balance sheet at January 1, 2010 on adoption of IFRS:

	CGAAP		IFRS adjustments & reclassifications	IFRS
(millions of $)	C$	US$	US$	US$

Current assets	3,154	3,013	31	3,044

Long-term assets	20,464	19,552	(2,608)	16,944

Total assets	23,618	22,565	(2,577)	19,988

Current liabilities	2,601	2,485	214	2,699

Long-term liabilities	9,906	9,463	(1,021)	8,442

Shareholders' equity	11,111	10,617	(1,770)	8,847

Total liabilities & shareholders' equity	23,618	22,565	(2,577)	19,988

Shareholders' equity at the time of adoption of IFRS decreased by approximately $1.8 billion as a result of the after tax impact of adjustments to the opening balance sheet being recorded in retained earnings. These adjustments comprise approximately $1.2 billion for the fair value as deemed cost election, a significant portion of which related to assets sold during 2010, and

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

impairment of E&E assets, and approximately $0.6 billion relating to derecognition of capitalized borrowing costs, decommissioning, share-based payments, employee benefits and deferred taxes.

Total assets decreased by $2.6 billion as a result of electing to measure certain of the Company's properties at fair value and, where permitted, deeming these fair values as cost ($1.7 billion), impairments of E&E assets ($0.2 billion), changes to the cost component of PP&E relating to the Company's decommissioning liabilities ($0.2 billion), derecognizing capitalized borrowing costs recorded under Canadian GAAP ($0.2 billion), as well as removing the tax adjustment from PP&E previously recorded for historical asset acquisitions under Canadian GAAP, which is not permitted under IFRS ($0.3 billion).

Current liabilities increased by approximately $0.2 billion due to the IFRS requirement to measure cash-settled share-based payments at fair values rather than the intrinsic method permitted under Canadian GAAP.

Long-term liabilities decreased by approximately $1 billion, largely as a result of the deferred tax effect of other IFRS adjustments, deferred income tax adjustments required for historical asset acquisitions and other changes in the accounting methodology for deferred tax and PRT.

Impact on Financial Results for the Year Ended December 31, 2010

The following table summarizes the adjustments made to Consolidated Statement of Income for the year ended December 31, 2010:

	CGAAP		IFRS adjustments & reclassifications	IFRS
(millions of $)	C$	US$	US$	US$

Total revenue	6,912	6,715	267	6,982

Total expenses	5,613	5,465	(454)	5,011

Income before taxes	1,299	1,250	721	1,971

Taxes	891	868	158	1,026

Income from continuing operations	408	382	563	945

Income from discontinued operations	240	231	(231)	–

Net income	648	613	332	945

The resetting of the Company's balance sheet under IFRS, which primarily impacted PP&E and the liabilities for decommissioning, share-based payments and deferred income tax, in conjunction with other changes in accounting policies under IFRS increased the Company's previously reported net income for the year ended December 31, 2010 by $332 million. The changes in accounting policies under IFRS decreased DD&A and accretion expense ($266 million) and increased gain on asset disposals ($395 million), offset by increased impairments ($186 million) and increased tax expenses ($158 million). The remaining balance relates to other adjustments increasing net income by $15 million.

IMPACT OF IFRS ADOPTION ON ACCOUNTING POLICIES AND ESTIMATES

The following critical accounting policies and significant estimates have been impacted by the adoption of IFRS:

Asset Impairments

Under IFRS, impairment assessments are based primarily on the recoverable amount of the asset, which is determined based on discounted cash flows. Previously under Canadian GAAP, only if an asset's estimated undiscounted future cash flows were below its carrying value was a determination required of the amount of any impairment based on discounted cash flows.

As a result of these accounting changes, the Company recorded impairments of $209 million under IFRS at January 1, 2010 relating to E&E assets. The Company recorded additional impairments of $186 million under IFRS for the year ended December 31, 2010. In North America, $66 million was recorded in respect of natural gas assets primarily as a result of the

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

decline in natural gas price assumptions. In the North Sea, $99 million was recorded as a result of a change in reserves estimates relating to PP&E, a change in the estimated timing of cash flows relating to oil and gas E&E assets and changes in investment decisions. In Southeast Asia, $21 million was recorded relating to oil assets due to an increase in estimated future costs. The carrying values of these assets were previously supported under Canadian GAAP on an undiscounted cash flow basis. The impairments are subject to future reversal if certain criteria are met.

In estimating the adjustments to PP&E and E&E assets at the time of adoption of IFRS, management estimated fair value based on market information, which consisted of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange-quoted prices. Where reliable market information was not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate of 10% at January 1, 2010 and December 31, 2010.

Business Combinations and Asset Acquisitions

The principal impacts of the adoption of IFRS on Talisman's accounting for business combinations and asset acquisitions arise from the accounting for contingent liabilities, contingent consideration and transaction costs.

a) Contingent Liabilities

Contingent liabilities are liabilities that may have to be recognized in the future, contingent upon the occurrence of certain events (e.g. a potential liability resulting from legal proceedings). Under IFRS, Talisman must recognize a contingent liability based on fair value at acquisition date if a present obligation arises from a past event, regardless of how likely it is. Previously under Canadian GAAP, contingencies were not recognized on acquisition unless they could be reasonably estimated and were likely to be realized. The adoption of IFRS did not result in contingent liabilities being recorded in connection with the Jambi Merang acquisition that closed in January 2010.

b) Contingent Purchase Consideration

In some business combinations, part of the purchase consideration is contingent upon the occurrence of certain events or satisfaction of performance hurdles. Under IFRS, contingent purchase consideration made as part of a business combination must be fair valued and recognized at the acquisition date, regardless of whether uncertainties over the timing and amount of the contingencies are resolved. Previously under Canadian GAAP, contingent consideration was not recognized until the contingency was resolved and the consideration became payable. There was no contingent purchase consideration in connection with the Jambi Merang acquisition.

c) Transaction Costs

Transaction costs include stamp duty, consulting fees (e.g. legal, accounting and valuation fees) and other integration costs. Under IFRS, all such costs must be expensed as incurred. Previously under Canadian GAAP, transaction costs were capitalized. The transaction costs incurred in connection with the Equión and Jambi Merang acquisitions were expensed when incurred under IFRS.

Decommissioning Liabilities

Decommissioning liabilities (formerly asset retirement obligations under Canadian GAAP) are measured based on the estimated cost of abandonment discounted to its net present value. Under Canadian GAAP, the current discount rate was applied only to new obligations and upward revisions, whereas the entire liability is recalculated using the current discount rate under IFRS. As a result, the Company recorded a decrease of $83 million at January 1, 2010 (December 31, 2010 – $301 million increase) to decommissioning liabilities under IFRS. Under IFRS, the provision has been discounted using a weighted average credit-adjusted risk free rate of 6.7% at January 1, 2010 (Canadian GAAP – 6.6%) and 5.3% at December 31, 2010 (Canadian GAAP – 6.6%).

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Income Taxes

Under Canadian GAAP, when the cost of an acquired asset that was recorded as PP&E differed from its tax base, deferred tax was recorded on the difference. Under IFRS, deferred taxes are not recognized on asset acquisitions.

Under Canadian GAAP, deferred PRT was calculated using the life-of-field method. Under IFRS, a temporary differences basis is used. While PRT was presented separately on the Consolidated Statement of Income under Canadian GAAP, the Company has chosen to present the current and deferred portions of PRT as components of current and deferred income tax expense, respectively, under IFRS.

Under Canadian GAAP, deferred tax was not recognized for temporary differences between the functional currency of accounting for a foreign operation and the currency in which the taxes were filed. Under IFRS, such temporary tax differences in currencies are recognized.

As a result of all measurement differences impacting deferred taxes, including the three discussed above, the Company recorded a decrease of deferred tax liabilities of $1.1 billion at January 1, 2010 (December 31, 2010 – $1.6 billion) under IFRS. Additional income tax expense of $232 million for the year ended December 31, 2010 was recorded arising from the reversal of temporary differences under IFRS.

OTHER ACCOUNTING CHANGES

Foreign Exchange

Management has determined that the functional currency of the Company's UK operation is more closely linked to the US$ due to the composition of revenue, costs and intercompany arrangements, and this operation has been accounted for as a US$ functional currency entity, effective January 1, 2011. Information of this change is further described in the 'Application of Critical Accounting Policies and Use of Estimates' section of this MD&A.

Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted:

•
IFRS 9 Financial Instruments – as part of its project to replace IAS 39, the IASB issued the first phase of IFRS 9 implementation dealing with the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 by incorporating requirements for the accounting for financial liabilities;

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard establishes a new control model that applies to all entities;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine the type of joint arrangement. The choice of proportionate consolidation accounting is removed for joint ventures (currently jointly controlled entities under IAS 31) as equity accounting is required;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards;

•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS;

•
IAS 1 Presentation of Financial Statements – amendment requires items within other comprehensive loss to be grouped based on whether they can be reclassified to the income statement and is applicable to annual periods beginning on or after July 1, 2012, with earlier adoption permitted;

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

•
IAS 19 Employee Benefits amendment – improves the accounting for employee benefits by eliminating the 'corridor method' to defer recognition of actuarial gains and losses, introducing presentation changes for the financial statements effect arising from defined benefit plans, and introducing enhanced disclosure requirements for defined benefit plans;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures.

Except as noted above, all of the above pronouncements are effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted, except for IFRS 9, which is effective January 1, 2015. The Company is currently assessing the impact of adopting these pronouncements.

REGULATORY DEVELOPMENTS

Dodd-Frank Act

In 2010, the US Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act or the Act) was signed into law. The Dodd-Frank Act provides for numerous new substantive requirements in areas such as the disclosure of payments made to foreign governments, rules regarding the use of credit ratings, and corporate governance and executive compensation reforms, among others, some of which apply to Talisman as a foreign private issuer. Talisman will continue to assess the effect on the Company of the Dodd-Frank Act and related rules. The SEC estimates that the rules relating to pay-for-performance, pay parity, hedging and executive compensation clawbacks will be adopted by the second half of 2012.

With respect to the disclosure of payments to governments, the Act requires resource extraction issuers to disclose payments made to the US federal government or a foreign government (including a department, agent or instrumentality of a foreign government or a company owned by a foreign government) in their annual reports. A payment would be an amount that is not de minimus and that is paid to further the commercial development of oil, natural gas or minerals, including taxes, royalties, fees (including licence fees), bonuses, production entitlements or any other material benefits the SEC determines is part of commonly recognized revenue streams for resource extraction. The Dodd-Frank Act requires disclosure of the type and total amount of such payments made for each project and to each government. The SEC's final rule is expected to be adopted in the second half of 2012.

RISK FACTORS

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those presented and that could affect the trading price of the Company's outstanding shares. The risks described below may not be the only risks Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. If any of the events or circumstances described below actually occurs, Talisman's business, financial condition, results of operations or cash flow could be materially and adversely affected and the trading price of Talisman's securities could decline. The following risk factors should be read in conjunction with the other information contained herein and in the Consolidated Financial Statements and the related notes.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries (OPEC), world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption, and weather conditions. About 60% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 40% of natural gas prices realized by Talisman are from markets outside of North America, primarily in Southeast Asia. These other prices are typically determined by long-term contracts that are linked to international oil and/or oil prevalent prices. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, curtailment in production or unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties.

Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and, therefore, an impairment charge will be required to reduce the carrying value of the proved properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

Exchange Rate Fluctuations

Results of operations are affected primarily by the exchange rates between the US$, C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices (including the Company's Consolidated Financial Statements, which are presented in US$), while Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the UK£ would also result in an increase or decrease in Talisman's UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Capital Allocation and Project Decisions

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. In 2012, Talisman plans to spend approximately $4 billion in exploration and development cash capital expenditures, the majority of which is to be allocated among Talisman's North America, Southeast Asia, North Sea and exploration portfolios. Capital allocation and project decisions are undertaken after assessing reserves and production projections, capital and operating cost estimates and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised.

Material changes to project outcomes, in any of production volumes and rates, realized commodity price, cost or tax and/or royalties could have a material impact on the Company's cash flow and financial performance.

The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market availability. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

implement its business plans, take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also 'Risk Factors – Credit and Liquidity' and 'Risk Factors – Interest Rates'.

Operational Risks

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2011, Talisman initiated drilling operations in the Kurdistan region of northern Iraq, Papua New Guinea, Poland and offshore deepwater Indonesia. The Company plans to continue to seek new leases and drill in similar environments.

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in activities and operations of the Company, including but not limited to well fracturing, are subject to many health and safety risks and hazards, which could result in occupational illness or health issues, personal injury and loss of life, facility quarantine and/or facility and personnel evacuation. In particular, employees working in well fracturing operations are subject to the possibility of loss of containment. This could lead to the release of high pressure materials as well as collateral shrapnel from piping and vessels, which could result in personal injury and loss of life.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest or criminal acts in locations where Talisman operates. In particular, the Company faces increased security risks in the Kurdistan region of northern Iraq and Colombia within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g. delaying exploration, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial position, results of operations and cash flows.

Regulatory Approvals and Changes to Laws and Regulations

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adverse impacts on its financial condition. See also 'Risk Factors – Fiscal Stability' and 'Risk Factors – Socio-Political Risks'.

Changes to existing laws and regulations or new laws and regulations such as those described below could, if adopted, have an adverse effect on Talisman's business by increasing costs, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. The Company cannot predict what additional laws or regulations (or amendments to existing laws or regulations) may be proposed or when such proposals, if enacted, might become effective. For example, the state of New York's updating of its Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program will likely cause delays in shale gas development in that state. In Pennsylvania, delays could also be experienced as Pennsylvania continues to update the Pennsylvania Oil & Gas Act and other state laws. In Quebec, delays in shale gas development are expected to continue as the province implements the various recommendations made by the BAPE, including the main recommendation that a strategic environmental assessment on shale gas development be performed. See also 'Risk Factors – Operational Risks – Hydraulic Fracturing'.

There have also been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas (GHG) emissions, hydraulic fracturing (including associated additives, water use and disposal) and shale gas development generally. Such additional laws or regulations could also impact the Company's development schedule or costs of development and significantly affect the Company's operations and financial condition. See also 'Risk Factors – Environmental Risks'.

Talisman may also face regulatory delays in other areas. In particular, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental permits to the oil and gas industry. While these delays are likely to be reduced as the respective governing bodies increase staff levels to match the increased demand, there is a risk of delays beyond current plans. These delays may result in reduced near-term production.

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing, scope and effect of any currently proposed or future laws, regulations or treaties and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Environmental Risks

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These regulatory regimes consist of laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g. Canada, US and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the removal or remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third-party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including water aquifer contamination and other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed. As discussed below, regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs, additional operating restrictions or delays,and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third-party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

In the event state, local, or municipal legal restrictions are adopted in areas where Talisman is currently conducting, or in the future plans to conduct operations, Talisman may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Greenhouse Gas Emissions (GHG)

Talisman is subject to various GHG emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g. UK, Norway, US and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will not have a material impact on the Company.

In the UK, Phase II of the European Union Emissions Trading Scheme (EU ETS) began in 2008 and will run until the end of 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. Phase II impacts to the Company are minimal. Phase III of the EU ETS will potentially have a material impact on Talisman's business in the UK. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will significantly reduce emissions caps. In addition, free allowances for electrical power generation will no longer be issued. Approximately 50% of total Talisman UK emissions are associated with electrical power generation. Compliance costs associated with Phase III of the EU ETS may have a material impact on Talisman's business in the UK.

The Norwegian national GHG emissions trading system is linked to the EU ETS. Talisman is required to purchase emissions credits corresponding to its total annual CO2 emissions, and to pay the CO2 emissions tax. Starting January 2011, the Company was required to purchase emissions credits for mobile rigs in addition to payment for the mobile rig CO2 emissions tax that began in 2010. Phase II ends in 2012 and compliance costs are not expected to be material to Talisman because the Norwegian government will adjust the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs that were not material to Talisman. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will further reduce emissions caps for the Company's Norwegian operations, but the Company does not anticipate that the costs of compliance will be material considering its current compliance requirements.

Environmental and Decommissioning Liabilities

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory misalignments can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for decommissioning liabilities in its annual Consolidated Financial Statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual Consolidated Financial Statements. The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the size of these liabilities. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations, and could therefore be required to pay more than its net share.

Fiscal Stability

Governments may amend or create new legislation that could impact the Company's operations, which could result in increased capital, operating and compliance costs. For example, the British Columbia government could revoke its royalty holiday due to increasing shale gas development. Further examples include the potential increase in ring fence taxes due to

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

the change in the supplementary charge in the UK as well as the potential for an aggregate change to environmental regulations in the US.

Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Income tax rates or incentive programs relating to the oil and gas industry and, in particular the UK, the US and Canadian foreign affiliate rules, may in the future be changed or interpreted in a manner that could materially affect the economic value of the respective assets, as was the case in 2011 when the UK unexpectedly significantly increased its supplementary charge on oil and gas production. Specifically, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law and other human rights-based litigation risk. Various countries in which the Company is active, including, but not limited to, the Kurdistan region of northern Iraq, Colombia, Vietnam, Papua New Guinea and Peru, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk which may result in the cessation of operations as well as the delay in payment or exports: for example in the Kurdistan region of northern Iraq (with the negotiation of Iraq Federal Oil and Gas Law), Peru (where the new government could change economic/fiscal policy direction and contractual terms), Vietnam (with respect to the escalation of China's claim over disputed waters in the South China Sea) as well as in Papua New Guinea (where national elections and the overall socio-political situation may cause slow or uncertain government approval and extension process, or result in a failure to obtain a strategic partner or partner misalignment or cause lack of licence commitment flexibility in drilling programs).

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, there are concerns regarding gas migration, impact on water resources, and general anti-hydraulic fracturing sentiments in North America and Europe. In some circumstances, this risk may be increased in areas occupied by indigenous communities that are not accustomed to developments of this nature and have concerns regarding land access and/or damage and claim compensation. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also 'Risk Factors – Volatility of Oil and Natural Gas Prices'.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Project Timing

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman and timing and project management control are the responsibility of the operator. See also 'Risk Factors – Non-Operatorship'. In particular, the majority of the Company's operations in Colombia are non-operated. Additionally, for Talisman operated projects, the global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost and schedule overrun if conditions are not typical of historical experiences, such as in up-scaling shale operations from pilot to full field developments. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement, for example with the Company's Yme project, are subject to additional scheduling challenges as the contractor is wholly responsible for delivery of the facility.

Egress and Gas Buyers

As rapidly increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such event, there is a risk that some production may be affected waiting on pipeline connection or infrastructure additions. In particular, Colombia's oil export infrastructure is currently producing at or near capacity, pending capacity additions which are at various stages of approval and construction. While Equión has access to the key Ocensa and Oleoducto de Colombia (ODC) pipelines, pipeline egress from the Llanos Basin to the main export terminal at Covenas presents a risk. Although additional pipeline projects are underway

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

and oil can be trucked to Covenas, capacity restrictions may result in a portion of Talisman's production being reduced or delayed as pipeline connection and infrastructure additions are implemented and/or netbacks reduced on a portion of Talisman's production due to the materially higher costs of trucking. There are similar egress risks in the liquids-rich Eagle Ford. Currently, there is limited existing transportation and associated midstream infrastructure. Talisman has and is in the process of obtaining access to infrastructure for both liquids and gas within the Eagle Ford. However, additional capacity and infrastructure will be required. As a result, there are multiple pipeline and processing projects underway aimed at meeting the growing production needs in the area. Another associated risk will be the availability and diversity of buyers depending upon the pipeline and infrastructure project with which Talisman obtains capacity. Should Talisman be unable to secure access to infrastructure and buyers, a result could be reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Non-operatorship

Some of Talisman's projects are conducted in joint venture environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals, which may result in accidents, regulatory misalignments, project delays or unexpected future costs, all of which may affect the viability of these projects.

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

Industry Cost Inflation

The industry costs to find and develop reserves have generally risen over time. An upward rise in industry activity could increase key input demand and prices, at least in the short run, and possibly delay sourcing of key labour, materials or facilities construction. Rising industry costs broadly correspond with higher oil and gas prices but, in a competitive market among competing fuels, it is possible that not all costs may be recovered through higher prices. Although the Company strives for continuous improvement in its planning, operations and procurement, material or unexpected changes can affect the Company's financial performance.

Attraction, Retention, and Development of Personnel

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly drilling and completions and geosciences. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In particular, growth in Talisman's Eagle Ford shale business requires additional people resources to match the Company's desired activity level; if unmet, this could adversely impact Talisman's ability to deliver. Additionally, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. Various national regimes, partnerships and joint venture activities may also impose requirements to develop their talent, increase secondee assignments, and employ local nationals.

Competitive Risk

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including, but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading 'Litigation' in this MD&A.

Credit and Liquidity

From time to time, the Company may finance capital expenditures in whole or in part with debt. While the Company may have access to various financing options, including draws on existing facilities and the issuance of debt or equity, the terms of such financing options may not be acceptable to the Company. A reduction in any of the Company's current investment-grade credit ratings to below investment grade would likely adversely affect the cost of borrowing and/or access to sources of liquidity and capital, and reduce the financing options available to the Company. Additionally, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. See also 'Risk Factors – Capital Allocation and Project Decisions'.

During the last few years, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, and the health of the US and European economies have contributed to increased economic uncertainty and diminished expectations for the global economy. If an economic recovery in the US or European Union is slow or prolonged, demand for petroleum products could diminish or stagnate, which could impact the price at which Talisman can sell oil, natural gas and NGLs, affect the ability of vendors, suppliers and customers to continue operations, and ultimately adversely impact the Company's results of operations, liquidity and financial condition. Additionally, a portion of the Company's long-term debt is syndicated among European, including French, banks, and Talisman has exposure to these financial institutions via derivative transactions. In light of recent instability and weakness in the European markets, if any lender under Talisman's credit facility is unable to fund its commitment, the Company's liquidity will be reduced by an amount up to the aggregate amount of such lender's commitment. See also 'Risk Factors – Counterparty Credit Risk'.

Interest Rates

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested by or owed to the Company.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

Hedging Activities

Talisman uses derivative instruments (primarily financial collars and puts) to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. The Company also uses currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also 'Risk Factors – Exchange Rate Fluctuations' and 'Risk Factors – Interest Rates'.

Additionally, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of the Company's natural gas and oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and coventurers, counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

Corruption

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. It is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. However, if Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

Information Systems

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology infrastructure (IT) and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's information technology infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key contractors in the performance of their services could materially and adversely harm Talisman's business. Additionally, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to increase its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

ADVISORIES

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including, among other places, under the headings 'Outlook for 2012' and 'Risk Factors'. This forward-looking information includes, but is not limited to, statements regarding:

•
Expected outcomes and events of the elements of the business strategy;

•
The estimated impact on Talisman's financial performance from changes in production volume, commodity prices and exchange rates;

•
The effects of the hedging program;

•
Anticipated funding of decommissioning obligations;

•
Expected future payment commitments and receipts, including share-based payments expenses in future periods;

•
Expected capital spending and spending focus, company-wide and regionally;

•
Expected production and production growth, company-wide and regionally;

•
Planned dispositions and/or farmouts and related proceeds;

•
Planned rigs and drilling in North America;

•
Planned upgrades, projects and drilling in the North Sea;

•
Expected first oil at the HST/HSD development;

•
Timing of Yme first production and related impacts on production;

•
Planned drilling and seismic in Southeast Asia; and

•
Planned exploration, appraisal and stratigraphic drilling in Colombia, and planned sanctioning of the Piedemonte expansion.

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices.

Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements. The disposition metrics disclosed assume closing of all dispositions announced. The completion of any contemplated disposition is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approval for such disposition.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•
The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand, and unpredictable facilities outages;

•
Risks and uncertainties involving geology of oil and gas deposits;

•
Uncertainty related to securing sufficient egress and markets to meet shale gas production;

•
The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;

•
Risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;

•
The outcome and effects of any future acquisitions and dispositions;

•
Health, safety, security and environmental risks, including risks related to the possibility of major accidents;

•
Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;

•
Uncertainties as to the availability and cost of credit and other financing and changes in capital markets;

•
Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);

•
Risks related to the attraction, retention and development of personnel;

•
Changes in general economic and business conditions;

•
The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and

•
Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent AIF and Annual Report. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information in accordance with US disclosure standards is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide such disclosure in order to allow comparison of oil and gas disclosure with that provided by US and other peers. The primary differences between the US disclosure standards and the Canadian disclosure mandated under NI 51-101 are that:

a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserve categories, estimated using forecast prices and costs, before and after deducting income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

  value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

c)
NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types;

d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be only cash flow positive on an undiscounted basis.

Further information on the differences between the US standards and NI 51-101 requirements is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's most recent AIF.

The information provided by Talisman in this MD&A may differ from the corresponding information prepared in accordance with NI 51-101 standards. Talisman's proved and probable reserves, using SEC annual average pricing methodology, have been estimated using the standards contained in Regulation S-X of the SEC, which requires that proved and probable reserves be estimated using existing economic and operating conditions.

An exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this MD&A reflects Talisman's internally-generated estimates of its reserves.

Gross Production

Throughout this MD&A, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed 'Net Production After Royalties' in Talisman's most recent AIF for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman discloses its Company netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Financial Outlook

Included in this MD&A is the Company's financial outlook. Its purpose is to enrich management's discussion and analysis. This information may not be appropriate for other purposes.

ABBREVIATIONS AND DEFINITIONS

The following abbreviations and definitions are used in this document:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
CO2	Carbon dioxide
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

GAAP	Generally Accepted Accounting Principles
gj	Gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian Kroner
NYMEX	New York Mercantile Exchange
OPEC	Organization of Petroleum Exporting Countries
PGN	PT Perusahaan Gas Negara (Persero) Tbk
PP&E	Property, plant and equipment
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2011

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